October 7, 2005

Donald Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Canadian Imperial Bank of Commerce
Form 40-F for the Fiscal Year Ended October 31, 2004
File Number 001-14678
Dear Mr. Walker:
          Thank you for your letter dated September 23, 2005, addressed to Gerald T. McCaughey of Canadian Imperial Bank of Commerce (“CIBC” or “the Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on CIBC’s Form 40-F for the fiscal year ended October 31, 2004.
          We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment.

1.	We read your policy for determination of market value when quoted prices in an active market or suitable market proxies are not available. Please tell us what methods (other than observed market quotations or data) you use to recognize gains or losses in income. Include in your response the periods used for each method of income recognition, and quantify any deferred gains and/or losses, as applicable, as of October 31, 2004.

As the above referenced discussion in the MD&A relates to the determination of market value of securities and derivatives held for trading purposes, we have responded to the question within this context.

In accordance with Canadian GAAP, investment securities and the majority of derivatives used for hedging purposes are not recorded on a mark-to-market basis. As a result, market valuation changes for these investments during the holding period do not result in gains or losses being recognized in income, and therefore these instruments are not covered in this response. Additional information relating to the valuation of investment securities and hedging derivatives can be provided if required.

Securities purchased (long) and sold (short)

As noted in the sources of fair value table (page 47 of CIBC’s Form 40-F filing), the majority of the Company’s security positions, both long and short, are valued using quoted market prices.

In arriving at the fair value of securities, market risk aging valuation adjustments are provided for slow moving positions that do not turnover on a frequent basis. Concentration and liquidity market risk valuation adjustments are also recorded to reflect large positions relative to market depth and the likely cost of closing the positions out in the marketplace. These valuation adjustments are recorded to ensure that we record the best estimate of fair value for securities purchased (long) and sold (short) and are discussed in greater detail in responses to questions 2 and 3.

The total valuation adjustments recorded for securities purchased (long) and sold (short), are C$45mm as at October 31, 2004 (C$32mm — October 31, 2003).

Derivatives

As noted on page 47 of the Form 40-F filing, 3% of the Company’s derivatives are valued using quoted market prices. These products generally consist of listed interest rate, equity and commodity options. These listed derivatives are readily priced using quotes obtained from the relevant market.

The majority of the Company’s derivatives trade over-the-counter (“OTC”) and are priced using internal pricing models.

Income Recognition — Revenue on derivative products embedded in Equity-Linked Notes

Derivative product exposure can arise from equity linked-note products with embedded derivatives that have been issued by our Company. These equity linked-note products are issued by our Treasury group and are themselves non-trading liabilities on our balance sheet. However, the derivative exposure arising from these note issuances is hedged via our Company’s trading room.

Canadian GAAP Accounting Guideline 17 governs the accounting treatment of Non-Trading liabilities that contain embedded equity linked derivatives, which is similar to the accounting for these types of liabilities under US GAAP SFAS133. We therefore follow US GAAP accounting principles for these products. On all equity-linked note programs, we do not recognize day 1 revenue in respect of the retail spread on these notes. Instead, the inception revenue representing the retail spread is recognized over the life of the issued note on a yield basis as required under the SEC’s SFAS133 Implementation Issue B6 (“B6”) related pronouncement of December 11, 2003. Subsequent to inception date, the valuation of the derivative is formulaically based on internal models and model inputs (after excluding the inception revenue impact).

As at October 31, 2004, a valuation adjustment of C$39mm was recorded in connection with equity-linked-notes B6 requirements. Based on the maturity profile of our equity-linked notes, these valuation adjustments will be released into income over a period of four to eight years.

Income Recognition on derivative products other than those embedded in Equity-Linked Notes

Recognition of inception revenue on a derivative is subject to the fair value hierarchy summarized in footnote 3 of EITF 02-3, which the Company also applies for its Canadian GAAP reporting. Where a pricing input is not observable, then the requirements under EITF 02-3 are applied and inception revenue is deferred.

In instances where inception revenue has been deferred, as a result of applying EITF 02-3, we recognize the deferred revenue into income ratably over the period of unobservable market data up to a maximum of the tenor of the derivative. The exception to recognition of day 1 revenue over the tenor of the derivative occurs only in instances where model inputs become observable thereby meeting the EITF 02-3 requirements. In these instances, the previously deferred revenue would be recorded into income in the period where the EITF 02-3 requirements were met.

Once a derivative is valued and recorded, subsequent changes in market value are recorded into income. Subsequent valuation amounts are determined by formulaically adjusting model inputs to new and current levels.

Derivative valuations are also subject to valuation adjustments that are described in greater detail in the response to question 2.

2.	Please tell us your methodology for calculating each of your valuation adjustments for market, model and credit risks and for administrative costs.

As noted in our response to question 1, management uses valuation adjustments in its estimation of fair value of financial instruments to arrive at what it believes to be the most accurate level of market valuation.

Any valuation adjustment applied reflects what management believes a knowledgeable, willing counterparty, under no compulsion to act, would use to assess the fair value of a financial instrument in an arms length transaction carried out in the normal course of business. In so determining, management considers factors such as those referenced in the Group of Thirty Report, Derivatives Practices and Principles referred in certain US GAAP accounting literature (i.e. AICPA Audit and Accounting Guide: Brokers and Dealers in Securities).

Methodologies for determination of these valuation adjustments are as follows:

Valuation adjustments provided for securities purchased (long) and sold (short)

There are market risk related valuation adjustments applied securities covering three major areas: aging, reflecting the length of time the instruments are held in the trading inventory; concentration, for large positions held relative to issue size; and, liquidity, from the standpoint of securities with low trading volumes. Each adjustment type is described below:

Market risk aging valuation adjustment

This valuation adjustment is assessed for products that do not frequently turnover. The lack of turnover, and a resulting increase in the length of time a security is held, is indicative of a need to adjust the fair value of the position. The methodology for determining the size of this adjustment is constructed primarily around two factors — the issuer quality, and the period of time the security is held. These two factors are used to formulaically derive a discount factor to be applied in arriving at the fair market value of the position.

This valuation adjustment is made at the security level, not on a portfolio basis. Releases of this valuation adjustment and monthly changes will formulaically result from either dispositions of securities, changes in issuer credit quality, or the passage of time.

Market risk concentration valuation adjustment

Large holdings in one position relative to issue size can be a valuation risk given the potential for loss in attempting to sell the position within a given time period. This valuation adjustment is formulaically applied against large holdings relative to the issued float, and centers on a discount factor applied to the present value price sensitivity of the position. The factor applied is based on issuer quality and position size held. The factors increase significantly as issuer quality degrades and position sizes increase.

This adjustment is formulaically calculated at the security level, not on a portfolio basis. Releases of this valuation adjustment and monthly movements of valuation adjustment balances will result from either dispositions of securities, changes to the size of positions held, or changes to issuer credit quality.

Market risk liquidity valuation adjustment

This valuation adjustment is provided in cases where a trading desk holds a position in a thinly traded security. In such cases, the thinly traded position, if valued at its quoted price excluding any valuation adjustment, would not reflect the true value that would be derived if the position were sold. To consider the true costs of unwinding positions in a thin market, valuation adjustments are made based on the position size held relative to average trading volume.

Under U.S. GAAP, valuation adjustments to exchange-traded securities are not permissible. These valuation adjustments are therefore recorded under Canadian GAAP and are adjusted as reconciling items in the Company’s US GAAP reconciliation.

Releases of this valuation adjustment and monthly movements of balances will result from either disposition of securities, or market movements of the securities.

Valuation adjustments provided for derivative products

The following outlines the valuation adjustments provided on OTC derivatives:

Credit risk valuation adjustment

OTC derivatives priced with internal models are valued using pricing curves that do not incorporate consideration for any specific counterparty credit risk. Consequently, our Company’s policy is to measure a credit valuation adjustment to account for counterparty credit risk based on expected future credit losses.

The credit risk valuation adjustment for OTC derivatives captures the counterparty risk of default and is quantified as:

M
Valuation Adjustment =	∑ LE(ti) × ΔPD(ti) × LGD
0
where, t is the point on the profile, LE is Loan Equivalent Exposure, Delta PD is the probability of default, LGD is Loss Given Default, and M is maturity.

Counterparty credit risk valuation adjustments for non-defaulted OTC derivative contingent credit risks, are calculated based on loan equivalent (“LE”) exposures, and counterparty internal obligor and loss given default (“LGD”) ratings. LE is the profile of the expected positive credit exposure at default over time to maturity. The posting of financial collateral, netting and portfolio effects are factored into the calculation of exposure.

Market risk valuation adjustment

This market risk valuation adjustment is applied to books that are marked to mid price to represent an equivalent bid-offer valuation adjustment and is applicable for derivative trading books. The Company’s value-at-risk (VaR) is the underlying risk measure to formulaically calculate this valuation adjustment.

The Company’s global market risk VaR calculations are based on a parametric model, which relies on historical market data to derive variance and co-variance relationships between each of the risk factors that are measured.

Administrative valuation adjustment

This valuation adjustment represents the present value of the future costs to administer CIBC’s derivative portfolio to maturity and is booked to reflect the future costs that will be incurred to maintain the derivative portfolio to maturity. This valuation adjustment is also viewed as the cost a potential buyer of the derivative portfolio would incur in administering the portfolio over the remaining term to maturity.

The methodology considers the direct costs of our Middle Office and Back Office operations groups, Finance, Information Technology and Risk Management and excludes general corporate governance and other non-deal specific costs. The direct support costs to service and administer the derivative portfolio to maturity are estimated to determine an average cost per deal per year factor. This factor is applied to the actual trade count in the derivative pool and the average remaining maturity of the pool, at a specific point in time.

Month-over-month changes to the valuation adjustment reflect fluctuations to the actual deal count and average remaining maturity. Changes in direct support costs are also incorporated into the valuation adjustment estimate periodically.

Specific counterparty credit risk

The credit risk valuation adjustment previously described addresses the need to consider the potential for future counterparty credit default aspects in valuing a derivative when using models that are based on non-credit specific pricing inputs. However, as the counterparty’s credit rating actually declines, and eventually a derivative falls into credit default status, there is a need to assess additional valuation adjustments for the fact that the counterparty may not settle the obligation. Consequently, this specific counterparty credit risk valuation adjustment provides for specific instances where counterparties have either defaulted or are close to default on their derivative obligations. These valuation adjustments are therefore counterparty name and trade specific.

The Company’s credit analysis and approval process requires that each counterparty name be assigned a risk rating based upon the Company’s risk rating scale. For each name, ratings are adjusted to reflect the most-current financial situation.

As the counterparty name declines on the rating scale, the Company will conduct additional detailed credit analysis and will closely observe the valuation of the derivative and its volatility. When the risk rating reaches a set target level, a determination is made as to the provision of a specific credit valuation adjustment, despite the counterparty potentially not being in default of any of its agreements. The determination of such valuation adjustment is based upon the derivative valuation, its volatility and the severity of any loss, which might be incurred if a default actually occurred.

The valuation adjustment is determined each month based upon changes to the derivative valuation. If a default actually occurs then the derivative would be closed out and we would determine the amount owing by the counterparty to the Company.

Releases of valuation adjustments will normally result from full or partial settlements made by the counterparty, assignments or sales of the derivative to third parties, or affirmation from the Company’s legal counsel.

Deal specific market risk

These market risk related valuation adjustments are provided against various specific one-off trades or product types to ensure that pricing variables are reflective of current market levels. Because this category of valuation adjustments is deal specific, there are several trades, products and thereby several pricing variables that drive these valuation adjustments.

In order to provide better clarity around the nature of these valuation adjustments, we provide an example of one of the larger trade specific items. Our vanilla Canadian dollar interest rate options derivatives book at inception generally transacts at-the-money. These derivatives are priced using market observable at-the-money pricing sources at inception. As these markets move over time, these options can move out of-the-money into unobservable pricing points (Canadian interest rate option markets are generally only actively price quoted for at-the-money pricing points). Consequently, for transparency purposes, the base derivative is marked using the at-the-money point and then a calculated valuation adjustment is derived reflecting the out-of-the-money difference. This valuation adjustment is then reviewed and approved on a monthly basis by a combination of our Finance and Risk Management groups to ensure that this pricing risk is adequately captured.

Releases and fluctuations in these valuation adjustments will also occur as a result of unwinding the positions.

Model risk valuation adjustments

The majority of our OTC derivative valuation is obtained using internal, industry-accepted valuation models. This valuation adjustment reflects the risk of a significant difference in valuation between various industry-accepted and approved mark-to-models. Model risk also exists when un-vetted models are used for valuation. Models that were originally approved/vetted may subsequently become unapproved, given changes to industry benchmarks and new developments in pricing.

In situations involving larger complex exotic transactions, the Company’s practice is to defer 100% of the inception revenue until the model has been vetted and approved by the Company’s Model Vetting group. Other situations exist where an un-vetted valuation model is used and less than 100% of the inception revenue is deferred. This typically occurs when the model risk, as assessed by the Model Vetting group, is considered less significant.

Releases of model valuation adjustments for unvetted models are predicated on the completion of model vetting.

Parameter market risk

In pricing a derivative using a derivative model, pricing inputs or pricing parameters must be validated. As noted above, significant reviews are performed around inception revenue on day 1 to ensure EITF 02-3 compliance. However, even observable quotes on non-listed derivative markets can vary from source to source. This valuation adjustment attempts to capture a portion of this variability in pricing. In essence, the related valuation adjustment is our measure of the variability in pricing quotes that would otherwise be ignored when one merely averages pricing quotes.

The methodology to estimate parameter market risk is based on a simulated sensitivity shock to the portfolio. Typically, a two standard deviation pricing shock to the parameter inputs of the relevant portfolio is performed quarterly. From this pricing shock, a valuation adjustment is formulaically derived and recorded. Changes to this valuation adjustment result from changes to the risk profile of the portfolio and from changes to prevailing market conditions. Changes are reflected through future updates of the sensitivity analysis.

3.	Please separately quantify each of these valuation reserves as of the balance sheet dates and analyze any significant increases or decreases.

Trading book valuation adjustments (C$ mm)

	Oct. 31/04	Oct. 31/03	Change
Provided for securities purchased and sold

— Market risk aging	20	2	18	(I)
— Market risk concentration	1	1	—
— Market risk liquidity	24	29	(5)	(II)

Total — Securities purchased and sold	45	32	13

Derivatives

Portfolio valuation adjustments:

— Credit risk	44	60	(16)	(III)
— Market risk	4	3	1
— Administration	30	33	(3)	(IV)

Total — Portfolio valuation adjustments	78	96	(18)

Specific counterparty credit risk	45	74	(29)	(V)
Deal specific market risk	52	86	(34)	(VI)
EITF 02-3	8	—	8	(VII)
Model risk	8	2	6	(VIII)
B6	39	—	39	(IX)
Parameter market risk	6	6	—

Total — Derivatives	236	264	(28)

Total	281	296	(15)

Analysis of year over year changes:
(I)	Valuation adjustments for new Commercial Mortgage Backed Securities and Commercial Real Estate Loan portfolio of C$15mm.

(II)	Redemption of Exchangeable and Preferred Shares in Canadian Equity Arbitrage Portfolio.

(III)	Risk rating improvement of commodity swap counterparty, resulted in a significant reduction in the loss-given-default factor and thereby a reduction in the valuation adjustment.

(IV)	Reduction driven by lower infrastructure costs to support the derivatives business.

(V)	Resolution of three large specific credit concerns explains the majority of the decrease.

(VI)	Reduced valuation adjustments related to single name stock options as tenors moved into observable range and a reduction in overall positions year over year.

(VII)	Correlation trading considered non-EITF compliant.

(VIII)	Increase largely attributable to an unvetted model on a specific trade.

(IX)	SEC pronouncement on B6 guideline became effective December 11, 2003.
*     *     *

          Additionally, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We would like to express our appreciation for your prompt attention to the Registration Statement and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (416) 861-3409 or our counsel, Edward S. Best of Mayer, Brown, Rowe & Maw LLP (312-701-7100).
Very truly yours,

Francesca Shaw
Senior Vice President and Chief Accountant

cc: (w/encl.):	Amanda Roberts
Securities and Exchange Commission

Edward S. Best
Mayer, Brown, Rowe & Maw LLP

Diane J. Sinhuber
Ernst & Young LLP